

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2010

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
230 Park Avenue
New York, NY 10169

> **Re: Clarion Property Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 14, 2010**
> **File No. 333-164777**

Dear Mr. Carey:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 6 of our letter dated March 9, 2010. In response to our comment, some of the supporting material provided is several years old. For example only, we note that Index No. 1 contains material dated January 2006 and materials in Index No. 3 were prepared in early 2008. Please provide updated materials and update your disclosure as appropriate. Further, please ensure that you provide support for all quantitative and qualitative business and industry data used in the registration statement. We note, for example only, that you did not provide support for the following disclosure on pages 2 and 47:

- "[I]ndustry benchmarks that track the value of direct, unlisted investments in real estate properties as an asset class have demonstrated a low correlation with the benchmarks for traditional asset classes, such as stocks and bonds, Academic and empirical studies have shown that utilizing lower correlated assets in a diversified long-term investment portfolio can increase portfolio efficiency and may generate higher total returns while decreasing overall risk because the various asset classes may react to market conditions differently."

- "Historically, real estate has offered attractive returns compared to bonds, and lower volatility compared to equities, which makes it an attractive asset class to consider as a component of a diversified, long-term investment portfolio."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

2.   We note your response to comments 27, 28, 39 and 40 of our letter. We will continue to monitor for your response to these comments.

3.   We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Questions And Answers About This Offering, page 1

What is an open-ended REIT?, page 1

4.   Please identify for us any other open-ended REITs that are available for investment in the public markets. If there are no other companies similar to yours, please revise this Q&A and other references to open-ended REITs to clarify that there are no similar investment vehicles currently available.

Fees and Expenses, page 11

5.   We note your response to comment 13 of our letter. Please clarify, if true, in the table that the per annum dealer manager fee will be a continuing fee payable each year and would apply to shares issued under your distribution reinvestment plan.

Investment Management Capabilities: The Clarion Partners Platform, page 46

6.   We note your response to comment 18 of our letter and note the disclosure on page 47 that these "eight seasoned real estate professionals" comprising the investment committee have at least twenty years of experience and will review and approve each potential real estate investments. As a result, we continue to believe that you should identify the eight individuals on the investment committee. Please revise accordingly.

Conflicts of Interest, page 74

Valuation Conflicts, page 76

7.   We note your response to comment 23 of our letter. In response to our comment, you state that: "The compensation structure … must be approved by [your] independent directors and will be based upon standard market terms prevailing at the time of engagement (currently expected to be fixed fee compensation based upon the actual number of valuations and appraisals performed and not based upon the value of the real property calculated in the appraisals, plus out-of-pocket reimbursable expenses)." Please revise your disclosure in this section, or elsewhere as appropriate, to include this information and explain how you intend to compensate your appraisers.

Allocation of Investment Opportunities, page 77

8.   We note your response to comment 24 of our letter. In response to our comment, you indicate that your status as a new program may benefit you in the allocation process. However, until you have raised sufficient funds to purchase properties, it appears that properties may be allocated to other affiliates, even though the property might be more beneficial to you or that properties may be allocated to other affiliates as you may not have had the longest period of time elapse since you were offered and accepted an investment opportunity. Please revise your disclosure to include the information provided in your response and clarify how your status as a new program may impact your allocation of investment opportunities.

Prior Performance, page 80

Adverse Business Developments, page 84

9.   We note your response to comment 29 of our letter. In response to our comment, you have provided disclosure of adverse business developments that impacted Clarion Lion Properties Fund. Please expand your disclosure to address any adverse business developments that impacted your other funds or tell us why you believe this disclosure is not required. In this regard, we note the prior performance tables indicate net losses for the last fiscal year with respect to several funds.   Please revise to specifically address adverse business developments experienced by each prior program that would be material

to investors in this program.   Please identify, specifically describe and quantify, as appropriate, those prior programs that have experienced reduced cash flows, reduced levels of dividends, breached loan-to-value covenants, obtained amendments to credit agreements to avoid potential covenant breaches or conveyed interests in property to lenders or forfeited forward commitments to purchase or develop particular investments. Please refer to Item 8.2 of Industry Guide 5.

10.   We note your disclosure on page 84 that Clarion Lion Properties has reduced the level of dividends paid to investors. Please revise to quantify this reduction in dividends.

11.   We note your previous disclosure that two prior programs have decided to establish redemption queues and defer investor redemptions. We further note your current disclosure that Clarion Lion Properties Fund has established a redemption queue. Please identify the other prior program.

Net Asset Value Calculation and Valuation Guidelines, page 85

12.   We note your response to comment 30 of our letter. In response to our comment you state that you will not name the independent appraisers as having prepared valuations in connection with the registration statement. However, we note your disclosure on page 85 that your advisor will use appraisals by independent appraisal firms and reports of third-party pricing vendors in determining NAV.   We further note your disclosure on page 21 that your adviser will include values of individual properties that were obtained from independent appraisers in calculating your NAV. Therefore, we reissue our comment. Please disclose the names of the independent appraisers and the third party pricing vendors, identify them as experts and file their consents as exhibits to the registration statement or tell us why you do not believe this is required. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 141.02 under the Division's Compliance and Disclosure Interpretations for the Securities Act.

13.   We note that your advisor will compile the value of your operating partnership as directed by your valuation guidelines. Please revise your disclosure to more specifically explain the role of your advisor and how it will "compile" the value of your operating partnership. In addition, please describe any oversight role of board of directors in compiling this value.

Table I, page A-2

14.   We note your response to comment 38 of our letter. We reissue our comment. Please note that the "Percentage Amount Raised" should be 100% even if it was less than the dollar amount offered. Please revise your disclosure under Lion Mexico Fund accordingly. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar

amount difference between the amount offered and the amount raised. Please refer to Table I of Appendix II of Industry Guide 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)